October 8, 2024

Bala Padmakumar
Chief Executive Officer and Chairman
ChampionsGate Acquisition Corporation
419 Webster Street
Monterey, CA 93940

       Re: ChampionsGate Acquisition Corporation
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted September 16, 2024
           CIK No. 0002024460
Dear Bala Padmakumar:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 26, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted September 16,
2024
Cover Page

1. We note your response to prior comment 3. However, we continue to note disclosure on pages 8, 91, and 111 that "[o]ther than the foregoing, the sponsor does have any agreement, arrangement, or understanding with the Company regarding any
.. . .
       reimbursement . . . in relation to our initial business combination," which appears to be inconsistent with your disclosures elsewhere regarding payments to insiders, including the reimbursement of out-of-pocket expenses. Please revise or advise as appropriate.
 October 8, 2024
Page 2

Summary
Our Sponsor, page 5

2. We acknowledge your revisions in response to prior comment 8. Please clarify whether shareholders are required to vote in order to redeem shares, or if
       shareholders who abstain from voting may also redeem their shares. In addition, we note a reference to only permitting dissenting shareholders to redeem their shares on page 65 of your prospectus. Please reconcile or advise.
3. We note your response to prior comment 9. Please further revise to provide all of the information required by Item 1602(b)(6), including the price paid or to be paid for securities issued, and, outside of the table, the extent to which compensation and securities issuance may result in a material dilution of the purchasers' equity interests.
The Offering, page 16

4. We note your response to prior comment 11. However, we note disclosure on page
       130 that appears to refer to anti-dilution rights of the insider shares. Please revise or advise as appropriate.
Conflicts of Interest, page 29

5. We note your response to prior comment 13. Please further revise to describe conflicts of interest that may arise in the event that you seek to complete your initial business combination with a company that is affiliated with your officers, directors, insiders, or their affiliates, as referenced on page 11. See Item 1602(b)(7) of Regulation S-K.
Dilution, page 77

6. We note your response to prior comment 16 and revised disclosure that redemptions in connection with a business combination cannot cause your net tangible assets to fall below $5,000,001, thereby capping the maximum redemptions permitted.
Please
       amend your tabular dilution disclosure to provide quartile intervals based on percentages of such maximum redemption threshold and not based on absolute percentages of shares issued in connection with your offering; refer to
Item 1602(a)(4)
       of Regulation S-K. In addition, update such amounts throughout your prospectus accordingly.
7. We have reviewed your response to prior comment 16 and your revised disclosure.
       Please address the following regarding, and revise your dilution disclosure accordingly to fully comply with, Item 1602(c) of Regulation S-K.
           Address why you present "possible sources of dilution" as the lead-in to your tabular presentation rather than providing effect to material probable or consummated transactions as prescribed in Item 1602(a)(4) of Regulation S-K;
           Revise to present tabular disclosure in quartile intervals based on percentages of the maximum redemption threshold to include the following as required in Item
           1602(a)(4) of Regulation S-K:
             o the offering price; net tangible book value per share, as adjusted for material probable or consummated transactions (other than the de-SPAC transaction itself); and the difference between the offering price and such net tangible
 October 8, 2024
Page 3

                book value per share, as adjusted;
            o the nature and amounts of each source of dilution used to determine net tangible book value per share, as adjusted;
            o the number of shares used to determine net tangible book value per share, as adjusted; and
            o any adjustments to the number of shares used to determine the per share component of net tangible book value per share, as adjusted.
             As required in Item 1602(c) of Regulation S-K, outside of the table, describe each material potential source of future dilution following your registered offering, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted. Additionally, provide a description of the model, methods, assumptions, estimates, and parameters necessary to understand the tabular disclosure.
General

8. We note your response to prior comment 22, including that your sponsor is not expected to effect any direct transfer of its insider shares prior to the offering and Mr.
       Tan is not expected to effect any indirect transfer of his insider shares by transferring any securities of the sponsor prior to the offering. Please revise to add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise. Address the consequences of such removal to the company's ability to consummate an initial business combination, including that any replacement sponsor could have difficulty finding a target.
       Please contact Eric McPhee at 202-551-3693 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Isabel Rivera at 202-551-3518 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Arila E. Zhou, Esq.